Filed by NLS Pharmaceutics Ltd. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Kadimastem Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On March 10, 2025, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “NLS Pharmaceutics CEO Issues Letter to Shareholders.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics CEO Issues Letter to Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 10, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

2

Exhibit 99.1

NLS Pharmaceutics CEO Issues Letter to Shareholders

ZÜRICH, Switzerland, March 10, 2025 - NLS Pharmaceutics Ltd. (NASDAQ: NLSP), a Swiss clinical-stage biopharmaceutical company focused on developing innovative therapies for central nervous system (CNS) disorders, today issued a letter to its shareholders.

Dear Shareholders,

We are thrilled to share the significant progress and strategic milestones NLS Pharmaceutics has achieved, positioning our company for a transformative future in the biotechnology sector.

Strategic Merger with Kadimastem

In November 2024, we announced a definitive merger agreement with Kadimastem Ltd. (TASE: KDST) (“Kadimastem”), a clinical-stage cell therapy company specializing in “off-the-shelf” allogeneic cell products for neurodegenerative diseases and diabetes. This merger aims to create a Nasdaq-traded biotechnology company with a robust portfolio of advanced therapies. Both companies’ boards of directors have unanimously approved the transaction, with Kadimastem’s shareholders recently voting in favor and NLS major shareholders holding approximately 40% of NLSs’ common shares having signed support letters for the NLS shareholders’ meeting to be convened soon. We currently anticipate closing the merger in the second quarter of 2025, pending effectiveness of NLSs’ pending registration statement filed with the Securities and Exchange Commission (“SEC”), Nasdaq approval, NLSs’ shareholders’ approval and customary closing conditions.

Regulatory Filings and Approvals

We filed a Registration Statement on Form F-4 and subsequent amendment with the SEC, detailing the proposed merger with Kadimastem. This filing is a necessary step toward finalizing the merger and creating a combined entity focused on innovative therapies. In addition, we have submitted an application to list the merged company on Nasdaq under the name of “NucelX Ltd.”, with the future ticker of NCEL.

Advancements in Diabetes Treatment

In collaboration with iTolerance Inc., Kadimastem has successfully completed a pre-Investigational New Drug (“pre-IND”) meeting with the U.S. Food and Drug Administration (“FDA”) for iTOL-102, a potential breakthrough therapy for Type 1 Diabetes. This innovative approach combines Kadimastem’s IsletRx cells with iTolerance’s immunomodulator, aiming to cure Type 1 Diabetes without the need for lifelong immune suppression.

The diabetes treatment landscape has experienced significant growth, underscored by notable mergers and acquisitions. For instance, Novo Nordisk’s acquisition of Inversago Pharma for up to $1.075 billion highlights the strategic emphasis on developing novel therapies for obesity, diabetes, and related metabolic disorders. Similarly, Roche’s $2.7 billion acquisition of Carmot Therapeutics reflects their concerted effort to expand into the diabetes and obesity markets. Additionally, Sana Biotechnology has made significant advancements in the diabetes space, with early clinical data suggesting their hypo immune platform could enable insulin production without immunosuppression, positioning them as a potential leader in developing transformative treatments for type 1 diabetes. We believe that these developments underscore the sector’s robust growth and the immense potential it holds for innovative treatments.

Furthermore, we are expanding our diabetes treatment strategies beyond GLP-1 therapies. By integrating complementary approaches, we aim to address the multifaceted challenges of diabetes management, including neuroinflammation and metabolic resilience.

Advancements in Neurodegenerative Disease Treatment

Post-merger, we plan to prepare and initiate a Phase IIa multi-site clinical trial of AstroRx®, Kadimastem’s product candidate for Amyotrophic Lateral Sclerosis (ALS). This trial is slated to commence following the merger’s completion, marking significant progress in our neurodegenerative disease treatment pipeline.

Experienced International Leadership Team

We believe that Kadimastem contributes to the merger with its experienced international leadership team and board of directors, and with the teams prior experience developing medicine from the laboratory to the market. For example, Rebif®, a blockbuster drug invented by Professor Michel Revel, Chief Scientist at Kadimastem, in his capacity as a scientific investigator at the world-renowned Weizmann Institute of Science, was acquired by Merck Serono. In addition, Ronen Twito, Kadimastem’s Executive Chairman and Chief Executive Officer, brings extensive experience working in the U.S. capital market and M&A international market.

Advancements in DOXA R&D Programs

Our promising Dual Orexin Receptor Agonist (“DOXA”) platform has made significant strides. The development of AEX-41 and AEX-2 compounds showcases our dedication to addressing unmet needs in sleep-wake disorders. Preliminary studies have yielded promising results, reinforcing our confidence in these compounds’ potential to transform patient care.

Additional Pipeline Expansion and Research Initiatives

Our commitment to addressing critical health challenges remains steadfast:

●	Fentanyl Dependence Treatment: We have launched a preclinical program evaluating Mazindol ER as a treatment for fentanyl dependence, aiming to offer a non-opioid alternative in combating the opioid crisis.

●	Advancing Scientific Research: Our recent submissions to and upcoming poster presentation at the American Society of Clinical Psychopharmacology’s 2025 Annual Meeting highlight our commitment to innovative therapeutic strategies and groundbreaking research.

Financial Resilience and Growth

We have fortified our financial foundation through strategic initiatives:

Nasdaq & Strong Financial Position

●	We carry zero long-term debt, a rarity among biopharmaceutical companies. This strong financial position provides us with flexibility to execute our strategic goals without financial constraints.

●	We raised approximately $4.2 million pursuant to private placements in October and December 2024, at a premium to market price. We currently believe that the amounts raised in these private placements has extended our operational runway to approximately 18 months.

●	This financial stability empowers us to accelerate clinical development, pursue strategic partnerships, and advance our innovative pipeline with confidence.

Looking Ahead

The momentum generated by these developments underscores our commitment to delivering life-changing therapies. We aim to capitalize on emerging opportunities within the dynamic biotechnology landscape, driving NLS Pharmaceutics toward a future of unparalleled success.

As we embark on this exciting new chapter, we remain laser-focused on:

✔ Building an international, strong, well-balanced pipeline and top-notch biotechnology company

✔ Delivering life-changing therapies for patients worldwide

✔ Expanding our pipeline through innovation & strategic collaborations

✔ Maximizing shareholder value by maintaining a strong financial position

We extend our deepest gratitude to our shareholders, partners, and supporters for your trust and commitment. Together, we are building a future of unparalleled success for NLS Pharmaceutics.

Sincerely,

Alex Zwyer

Chief Executive Officer

NLS Pharmaceutics (NASDAQ: NLSP)

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

About Kadimastem

Kadimastem is a clinical stage cell therapy company, developing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, the company’s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is the company’s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

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Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing, and the timing of the closing, of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders, including value creation for shareholders, as well as the expected strategic position of the combined company following the Merger, if completed, and the plan to prepare and initiate a Phase IIa multi-site clinical trial of AstroRx®, Kadimastem’s product candidate for Amyotrophic Lateral Sclerosis (ALS). These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the Merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s registration statement on Form F-4, filed with the SEC on December 27, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS has filed a Registration Statement on Form F-4, including a proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contact:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com